

Mail Stop 3720

December 1, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada  H3E 1A8

> **RE:  Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed October 8, 2009**
>
> **Form 10-Q/A for period ended February 28, 2009**
> **Filed October 8, 2009**
>
> **Form 10-Q/A for period ended May 31, 2009**
> **Filed October 8, 2009**

Dear Mr. Arbic:

We issued comments to you on the above captioned filings on October 28, 2009.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to contact us by December 15, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 15, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.


Sincerely,


Larry Spirgel
Assistant Director


Cc:    Richard Rubin, Esq.
          Via Facsimile: (212) 658-9867